FORM 4 __ Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person* Whitman Martin Jacob	2. Issuer Name and Tickler or Trading Symbol Nabors Industries, Inc. (NBR)					6. Relationship of Reporting Person(s) to Issuer (Check all applicable) X Director ___ 10% Owner ___ Officer (give title below) ___Other (specify below) __________________________________
(Last) (First) (Middle) 767 Third Avenue, 5th Floor	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)		4. Statement for Month/Year October 2001
(Street) New York, NY 10017			5. If Amendment, Date of Original (Month/Year) October 2001			7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person ___ Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
		Code	V	Amount	(A) or (D)	Price
Common Stock	10/31/01	G		8,500			652,932(1)	D

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1.Title of Derivative Security (Instr.3)	2.Conversion or Exercise Price of Derivative Security	3.Transaction Date (Month/Day/Year)	4.Transaction Code (Instr. 8)		5.Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6.Date Exerciseable and Expiration Date (Month/Day/Year)		7.Title and Amount of Underlying Securities (Instr. 3 and 4)		8.Price of Derivative Security (Instr. 5)	9.Number of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	10.Ownership Form of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	11.Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares

Explanation of Responses:

(1) The amount of securities listed for Mr. Whitman include 75,000 shares which may be acquired pursuant to the exercise of vested options.  The securities listed also include 474,808 shares of Nabors common stock owned by M.J. Whitman & Co., Inc., a corporation of which Mr. Whitman is the majority shareholder, 787 shares of Nabors common stock owned by Lois Whitman, Mr. Whitman's wife, and 110,837 shares of Nabors common stock owned by Mr. Whitman individually.  Mr. Whitman disclaims beneficial ownership of any other securities of the issuer.

	By: /s/ Martin J. Whitman **Signature of Reporting Person	November 15, 2001 Date

Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.
*	If the form is filed by more than one reporting person, see Instruction 4(b)(v).
**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note:	File three copies of this Form, on of which must be manually signed. If space is insufficient, see Instruction 6 for procedure